Exhibit A

ADVISORS PREFERRED TRUST

CLASS A SHARES DISTRIBUTION PLAN

The Class A Shares Distribution Plan has been adopted with respect to the following Funds:

Fund	Date Adopted
The Gold Bullion Strategy Fund	May 28, 2014
QES Credit Long/Short Strategy Fund*	Nov. 17, 2014
Kensington Managed Income Fund	Feb. 19, 2019

* Fund to be renamed QES Liquid H-Y Strategy Fund and Class A to be re-designated Investor Class (without sales charges) on or about June 30, 2015. Fund, then known as the QES Dynamic Fund, closed December 17, 2015.